Contact: David J. Christensen	October 9, 2009
President and Chief Executive Officer
(800) 432-3378 or (716) 883-2428

Julian Reid
Chairman of the Board
+44-7768 068 200

FOR IMMEDIATE RELEASE

ASA Limited Announces Final Results of Tender Offer

BUFFALO, NY, October 9, 2009 ... ASA Limited (NYSE: ASA), a closed-end fund specializing in gold and other precious mineral investments worldwide, today announced the final results of its tender offer to purchase up to 720,000 of its common shares, par value U.S. $1.00 per share, representing 10% of its issued and outstanding shares. The tender offer expired at 12:00 midnight, Eastern Time, on October 2, 2009.

Based on a count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 2,685,933 shares were duly tendered and not withdrawn by October 2, 2009, the expiration date for the tender offer and the final date for withdrawals. Because the number of shares tendered exceeded 720,000 shares, the Company purchased shares duly tendered on a pro rata basis in accordance with the number of shares duly tendered by each shareholder. On a pro rata basis, approximately 27% of shares properly tendered by each shareholder have been accepted for payment at a purchase price of $76.11 per share, the amount equal to 98% of $77.66, the net asset value per share as determined by the Company at the close of regular trading on the New York Stock Exchange on October 2, 2009. As a result of the tender offer, the Company now has 6,480,000 common shares issued and outstanding.

Computershare Trust Company, N.A. will promptly begin the process of making payment to shareholders for shares duly tendered and accepted for payment and returning to shareholders all other shares tendered but not accepted for payment.

D. F. King & Co., Inc. has been retained as information agent for the tender offer. Shareholders who have questions about the tender offer may call the information agent collect at (212) 269-5550 (for banks and brokers) or toll-free at (800) 290-6431.

Additional information regarding the Company may be found at www.asaltd.com.